Exhibit 99.2

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	June 17, 2015 at 6.35 p.m.

Notification according to Chapter 9, Section 5 of the Finnish Securities Markets Act

Biotie Therapies Corp. (the “Company” or “Biotie”) has received a notification in accordance with Chapter 9, Section 5 of the Finnish Securities Markets Act from Vivo Capital VIII, LLC on behalf of itself and Vivo Capital Fund VIII, L.P. According to the notification, Vivo Capital VIII, LLC is the general partner of (i) Vivo Capital Fund VIII, L.P. and (ii) Vivo Capital Surplus Fund VIII, L.P. According to the notification, neither Vivo Capital VIII, LLC nor any other entity under its control, other than (i) Vivo Capital Fund VIII, L.P. and (ii) Vivo Capital Surplus Fund VIII, L.P. (together, the “Investors”), holds any shares or securities entitling to shares in the Company. The notification concerns changes in share ownership and an arrangement which, if realized, would result in changes in share ownership.

The Company previously announced on April 24, 2015 that it had received a notification regarding possible changes in holdings from Vivo Capital VIII, LLC on behalf of itself and the above mentioned entities. According to the previous notification, should the convertible promissory notes (the "Convertible Notes") and other equity-based instruments (the "Warrants") pursuant to the subscription agreement entered into between Biotie and certain investors be issued to the Investors, their conversion and exercise in full would have resulted in a combined holding of shares and votes that would exceed 10 per cent.

According to the notification received today by the Company, the current shareholding by the Investors through ordinary shares and American Depositary Shares ("ADSs") in the Company is as described below:

	Number of shares and voting rights	(%) of shares and voting rights (calculated by the Company based on the current number of shares)
Shares and voting rights currently held	97,618,765	9.95

The notification further refers to the Warrants, which are described in more detail in the stock exchange release issued by the Company on April 23, 2015. The subscription of shares based on the Warrants is conditional, among other things, on the Warrant holder's decision to subscribe for shares and the occurrence of certain events. To this extent, the notification concerns an arrangement that, if realized, would result in the below described changes in share ownership.

According to the notification, the exercise in full of the Warrants would result in shareholding by the Investors in the Company as described below:

	Number of shares and voting rights	(%) of shares and voting rights
Shares and voting rights currently held	97,618,765	8.39
Shares that may be subscribed based on Warrants	51,944,445	4.46
TOTAL	149,563,210	12.85

According to the notification, the total number of shares and votes used above is 1,164,185,269, which has been calculated as (a) the current total number of shares and votes as published by the Company in accordance with Chapter 8, Section 6 of the Securities Markets Act (980,851,935 shares and votes), added with (b) the total number of shares and votes following full conversion of the Warrants (183,333,334 shares and votes), assuming no other new shares are issued by the Company.

On the date of this release, the number of shares in Biotie Therapies Corp. amounts to 980,851,935, of which 2,605,691 shares are held by the Company and its subsidiaries.

In Turku, June 17, 2015

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:

David Cook, CFO
Tel. +358 2 2748 900, e-mail: david.cook@biotie.com

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NASDAQ OMX Helsinki Ltd
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www.biotie.com